UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

VivoPower International PLC
(Name of Issuer)

Ordinary Shares, nominal value $0.012 per share

(Title of Class of Securities)

G9376R100

(CUSIP Number)

Nima Montazeri

c/o Brown Stone Capital Ltd.

Rear No. 2 Glenthorne Road

London, United Kingdom, N11 3HT

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

June 27, 2024

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G9376R100	13G/A	Page 2 of 5 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Brown Stone Capital Ltd.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP(see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 371,275
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 371,275
	8.	SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 371,275
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.09%(1)
12.	TYPE OF REPORTING PERSON (see instructions) CO

(1)

Based on 4,082,833 ordinary shares outstanding as confirmed by the Issuer on June 11, 2024. Upon request of the SEC Staff, the Reporting Person will make available the written confirmation of such outstanding number of ordinary shares.

CUSIP No. G9376R100	13G/A	Page 3 of 5 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Nima Montazeri
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 371,275
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 371,275
	8.	SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 371,275
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.09%(1)
12.	TYPE OF REPORTING PERSON (see instructions) IN

(1)

Based on 4,082,833 ordinary shares outstanding as confirmed by the Issuer on June 11, 2024. Upon request of the SEC Staff, the Reporting Person will make available the written confirmation of such outstanding number of ordinary shares.

CUSIP No. G9376R100	13G/A	Page 4 of 5 Pages

Item 1.

The class of equity securities to which this Amendment No. 2 (this “Amendment No. 2”) to that certain Schedule 13G filed with the SEC as of January 4, 2024 (“Schedule 13G”) and that certain Amendment No. 1 to the Schedule 13G filed with the SEC as of June 21, 2024 (“Amendment No. 1, and together with this Amendment No. 2 and the Schedule 13G, the “Amended Schedule 13G”) relates is the ordinary shares, nominal value $0.012 (the “Shares”) of VivoPower International PLC (the “Issuer”), which has its principal executive office at The Scalpel, 18th Floor, 52 Lime Street, London EC3M 7AF, United Kingdom. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable. This Amendment No. 2 amends the Amended Schedule 13G as specifically set forth herein.

Item 4. Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned: 371,275 Shares

(b)	Percent of class: 9.09%

(c)	Number of shares as to which the person has:

	(i)	Sole power to vote or to direct the vote: 371,275 Shares

	(ii)	Shared power to vote or to direct the vote: 0 Shares

	(iii)	Sole power to dispose or to direct the disposition of 371,275 Shares

	(iv)	Shared power to dispose or to direct the disposition of 0 Shares

Item 5.  Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [  ].

Item 10.  Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. G9376R100	13G/A	Page 5 of 5 Pages

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Brown Stone Capital Ltd.

07/02/2024
Date

/s/ Nima Montazeri
Name:	Nima Montazeri
Title:	President

Nima Montazeri

/s/ Nima Montazeri
Name:	Nima Montazeri